Exhibit 99.1

Corporación América Airports S.A.
Société Anonyme,
4, Rue de la Grève
L-1643 Luxembourg
R.C.S. Luxembourg B174140

Dear Shareholders,

We are pleased to invite you to participate at the annual general meeting of the shareholders (the Meeting) of Corporación América Airports S.A. (the Company), to be held on Tuesday, May 31, 2022, by way of conference call. The Meeting will begin at 10 a.m. (Luxembourg time).

The board of directors of the Company has fixed April 29, 2022, as the record date for the Meeting, and only holders of record of shares at such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

At the Meeting, a report on the Company’s business, financial condition and results of operation will be discussed and you will be able to vote on various matters, including the approval of the Company’s financial statements.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the Luxembourg Laws).

Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended on December 31, 2021 must be submitted to shareholders on a consolidated basis in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the consolidated financial statements in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU) and the annual accounts in accordance with the generally accepted accounting principles of Luxembourg.

Following the outbreak of the Covid-19 pandemic in Luxembourg, using its emergency powers, the Luxembourg Government adopted a new law on September 23, 2020 (as amended from time to time), introducing certain measures relating to the holding of meetings in companies and other legal entities (the Emergency Legislation). The measures provided under the Emergency Legislation allow Luxembourg companies to, among other, organise shareholder meetings without any physical attendance of participants.

In accordance with the first article of the Emergency Legislation and in light of the extraordinary circumstances surrounding the Covid-19 crisis, the Company has decided that a shareholder, wishing to participate and vote at the Meeting, can only participate to the Meeting by choosing between a vote by correspondence (proxy card) or a representation by a designated attorney-in-fact, to the exclusion of any physical attendance or third party attorney-in-fact. In accordance with the first article, (1), 2° of the Emergency Legislation, the Company has designated Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as the special attorneys-in-fact authorised to represent any shareholder wishing to be represented at the Meeting.

Enclosed with this mailing are the convening notice to the Meeting and a proxy card relating thereto. Copies of the IASB and the EU IFRS consolidated financial statements of the Company for the financial year ended on December 31, 2021, the Company's annual accounts as of December 31, 2021 together with the relevant management report and the independent auditor's report are available at: http://investors.corporacionamericaairports.com/Annual-Meeling.

Corporación América Airports S.A.
Société Anonyme,
4, Rue de la Grève
L-1643 Luxembourg
R.C.S. Luxembourg B174140

Please promptly mark, sign, date and return the enclosed proxy card in the postage-paid envelope so that your shares can be voted at the Meeting.

Please mail your proxy promptly to ensure that your proxy will be received in time for the Meeting.

It is very important that you read the accompanying materials carefully and note the requirements you must satisfy to participate and/or vote your shares at the Meeting.

Yours sincerely,

/s/ Martin Francisco Antranik Eurnekian	/s/ Máximo Bomchil
Martin Francisco Antranik Eurnekian	Máximo Bomchil
Director and CEO	Director and chairman of the Board

March 2022

Corporación América Airports S.A.

Société anonyme

4, rue de la Grève, L-1643, Luxembourg

Grand Duchy of Luxembourg

R.C.S Luxembourg: B 174140

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held by way of conference call on May 31, 2022

The board of directors (the Board) of Corporación América Airports S.A. (the Company) hereby convenes all shareholders to the annual general meeting of the shareholders of the Company (the Meeting), which shall be held:

on	May 31, 2022

at	10 a.m. (Luxembourg time)

means	conference call

in accordance with article 11.2 of the articles of association of the Company (the Articles).

Following the outbreak of the Covid-19 pandemic in Luxembourg, using its emergency powers, the Luxembourg Government adopted a new law on September 23, 2020 (as amended from time to time), introducing certain measures relating to the holding of meetings in companies and other legal entities (the Emergency Legislation). The measures provided under the Emergency Legislation allow Luxembourg companies to, among other, organise shareholder meetings without any physical attendance of participants.

In accordance with the first article of the Emergency Legislation and in light of the extraordinary circumstances surrounding the Covid-19 crisis, the Company has decided that a shareholder, wishing to participate and vote at the Meeting, can only participate to the Meeting by choosing between a vote by correspondence (proxy card) or a representation by a designated attorney-in-fact, to the exclusion of any physical attendance or third party attorney-in-fact. In accordance with the first article, (1), 2° of the Emergency Legislation, the Company has designated Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as the special attorneys-in-fact authorised to represent any shareholder wishing to be represented at the Meeting.

The agenda of the Meeting is set as follows:

Agenda for the Meeting

1.	Presentation of the annual accounts of the Company for the financial year ended December 31, 2021 (the 2021 Financial Year), of the consolidated financial statements for the 2021 Financial Year as well as the management report and independent auditor’s report for the 2021 Financial Year.

The Board presents to the shareholders of the Company the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2021 Financial Year and the Company’s annual accounts for the 2021 Financial Year (together, the Financial Statements), the management report and independent auditor’s report for the 2021 Financial Year.

No vote required.

2.	Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Board proposes to the Meeting to approve the Financial Statements, the management report and acknowledge the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg Act on Commercial Companies dated August 10, 1915, as amended.

3.	Allocation of results for the 2021 Financial Year.

The Board proposes that the Meeting acknowledges that the Company has made a loss with respect to the 2021 Financial Year in an aggregate amount of US$ 24,980,352.80 (twenty-four million nine hundred and eighty thousand three hundred fifty-two United States dollars and eighty cents) (the Loss).

The Board proposes to the Meeting to carry forward the Loss to the next financial year.

4.	Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2021 Financial Year.

The Board proposes to the Meeting to grant discharge (quitus) to the present and past members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2021 Financial Year.

5.	Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The Board proposes to the Meeting to ratify EUR 362,500 (three hundred sixty-two thousand five hundred euros) as the total aggregate amount corresponding to the gross remuneration (excluding any VAT, if applicable) of the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2021 Financial Year.

6.	Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2022.

The Board proposes to the Meeting to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2022, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

All matters of the above agenda are ordinary matters. In that regard, we refer to the quorum and voting requirements described in the following paragraph.

I.	Quorum, Votes Required, Board Recommendation

Approval of each of the proposed agenda items other than agenda item 1, for which no vote is required, require the affirmative vote of a simple majority of votes validly cast on each resolution by shareholders entitled to vote at the Meeting. No specific quorum is required for the valid deliberation or acknowledgment of the Meeting. The resolutions are passed by the majority of the votes expressed by the shareholders represented at the Meeting and the votes expressed by correspondence. In calculating the majority with respect to the resolutions of the Meeting regarding items 2 to 5 (inclusive), votes relating to shares in respect of which the shareholder abstains from voting, casts a blank vote (vote blanc) or spoilt vote (vote nul) or does not participate, are not taken into consideration.

The Board unanimously recommends a vote “FOR” the approval of each of the above agenda items to be presented at the Meeting.

II.	Total amount of shares

The Board has fixed the close of business on April 29, 2022 as the record date (the Record Date) for the Meeting. As of the Record Date, the Company had 163,222,707 (one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven) common shares issued. Each common share entitles its holder to one vote.

III.	Available information and documentation

The following information is available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s registered office in Luxembourg, as of the day of the publication of this convening notice:

a)	full text of any document to be made available by the Company at the Meeting, including draft resolutions in relation to the above agenda items proposed to be adopted at the Meeting (i.e. inter alia the IASB and the EU IFRS consolidated financial statements of the Company and the Company’s annual accounts, the management report and the independent auditor’s reports);

b)	this convening notice; and

c)	the proxy card referred to below.

IV.	Important information for shareholders

The Meeting shall be conducted in accordance with the voting requirements of the Luxembourg act on commercial companies dated August 10, 1915, as amended.

Only registered shareholders of our common shares as of the Record Date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may participate at the Meeting through the appointment of Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as his/her/its attorney-in-fact, or vote by proxy.

Attached to this notice is a proxy card that each shareholder must complete in order to vote his/her/its shares by proxy. Proxy cards must be received by no later than 06:00 a.m. Luxembourg time on May 26, 2022 as instructed further below, in order for such votes to count.

Documents and information required by law, including, among others: (i) copies of the Financial Statements of the Company for the 2021 Financial Year, and (ii) the Company’s annual accounts for the 2021 Financial Year, together with the relevant management report and independent auditor’s report, are available in the investors section on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. They may also be obtained free of charge at the Company's registered office in Luxembourg.

Shareholders shall only have the right to ask questions related to the items on the agenda of the Meeting by submitting them to the Company by no later than 06:00 a.m. Luxembourg time on May 26, 2022 at the address indicated below. The Company shall answer the questions put to it by any shareholder and publish such answers shortly after the Meeting on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. The right to ask questions and the obligation of the Company to answer are subject to the Company being able to identify the relevant shareholder(s), the good order of general meetings and their preparation as well as the protection of confidentiality and business interests of the Company.

Address for sending questions:

Corporación América Airports S.A.

Attention: Ana Becerra

4, rue de la Grève

L-1643 Luxembourg

Grand Duchy of Luxembourg

contact@corporacionamericaairports.com

V.	Procedures for participating at the Meeting and Voting by Proxy

Any shareholder who holds one or more shares of the Company on the Record Date shall be admitted to the Meeting and may participate at the Meeting through the appointment of Ms. Carolina Rodriguez and/or Mr. Andrés Zenarruza as his/her/its attorney-in-fact, or vote by proxy.

Any attorney-in-fact representing a shareholder must properly file a valid proxy no later than 06:00 a.m. Luxembourg time on May 26, 2022 at the address indicated below.

Address for filing proxy:

Corporación América Airports S.A.

Attention: Ana Becerra

4, rue de la Grève

L-1643 Luxembourg

Grand Duchy of Luxembourg

contact@corporacionamericaairports.com

To vote by proxy, holders of shares must complete and return the proxy cards in the postage-paid envelope. In order for such votes to count, proxy cards must be received no later than 06:00 a.m. Luxembourg time on May 26, 2022.

If you complete and return a proxy card directing how to vote your shares, the individuals named as proxies will vote your shares in the manner indicated in your completed proxy card. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" each of the proposed items identified in the above agenda.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Yours sincerely,

/s/ Martin Francisco Antranik Eurnekian	/s/ Máximo Bomchil
Martin Francisco Antranik Eurnekian	Máximo Bomchil
Director and CEO	Director and chairman of the Board